The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States or to U.S. persons, as such terms are defined in Rule 902 under the U.S. Securities Act, other than distributors, unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available

PLATINUM GROUP METALS LTD.
as Borrower

- and -

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED
as Guarantor

- and -

SPROTT RESOURCE LENDING PARTNERSHIP
as Agent

- and -

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

as Lenders

FIRST AMENDED AND RESTATED CREDIT AGREEMENT
MODIFICATION AGREEMENT

Dated as of January 13, 2017

First Amended and Restated Credit Agreement Modification Agreement

FIRST AMENDED AND RESTATED CREDIT AGREEMENT MODIFICATION AGREEMENT

THIS FIRST AMENDED AND RESTATED CREDIT AGREEMENT MODIFICATION AGREEMENT made as of the 13th day of January, 2017

BETWEEN:

PLATINUM GROUP METALS LTD., a company existing under the laws of British Columbia

(hereinafter referred to as the “Borrower”)

AND:

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED, a company existing under the laws of South Africa

(hereinafter referred to as the “Guarantor”, and together with the Borrower, the “Credit Parties”)

AND:

SPROTT RESOURCE LENDING PARTNERSHIP, a general partnership organized and existing under the laws of the Province of Ontario

(hereinafter referred to as the “Agent”)

AND:

THE SEVERAL LENDERS FROM TIME TO TIME PARTY HERETO AS LENDERS (together with their respective successors and permitted assigns, the “Lenders” and together with the Agent, the “Finance Parties”)

BACKGROUND:

A.            The Credit Parties and the Finance Parties entered into an amended and restated credit agreement dated as of October 11, 2016 (the “Credit Agreement”), pursuant to which the terms of the credit agreement dated as of February 13, 2015 (as amended) were amended and restated and the Lenders advanced a USD $45,000,000 senior secured credit facility, of which USD $40,000,000 was advanced on November 20, 2015 and USD $5,000,000 was advanced on October 11, 2016.

B.            The Credit Parties and the Finance Parties wish to amend the Credit Agreement to:

(a)	amend the terms of the Events of Default set forth in Section 8.1(v) and Section 8.1(w) of the Credit Agreement;

(b)	amend Schedule G (Planned Production) attached to the Credit Agreement;

(c)	amend the mandatory prepayment provisions set forth in Section 3.2(a) and Section 3.5 of the Credit Agreement; and

(d)	provide for a limited waiver of the requirements of Section 7.1(k)(i) of the Credit Agreement.

C.            The Finance Parties have agreed to the foregoing on and subject to the terms of this Agreement.

First Amended and Restated Credit Agreement Modification Agreement

AGREEMENTS

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Credit Agreement, as amended.

1.2	Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3	Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Sections 10.1 or 10.2 of the Credit Agreement, as applicable, such service to become effective five Business Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5	Time of the Essence

Time shall in all respects be of the essence of this Agreement.

First Amended and Restated Credit Agreement Modification Agreement

ARTICLE 2
AMENDMENTS

2.1	Events of Default

(a)	Subject to Section 2.5, Section 8.1(v) of the Credit Agreement is hereby amended by deleting that Section in its entirety and replacing it with the following:

“(v) if during the period commencing on January 31, 2017 and ending on April 30, 2017, the three-month rolling average production from the Project falls below 60% of the Planned Production targets set forth on Schedule G hereto;”; and

(b)	Subject to Section 2.5, Section 8.1(w) of the Credit Agreement is hereby amended by deleting that Section in its entirety and replacing it with the following:

“(w) if after April 30, 2017, the three-month rolling average production from the Project falls below 70% of the Planned Production targets set forth on Schedule G hereto;”.

2.2	Schedules

Subject to Section 2.5, Schedule G (Planned Production) attached to the Credit Agreement is hereby amended by deleting it in its entirety and replacing it with Schedule A hereto.

2.3	Scheduled Repayments and Mandatory Prepayment

Subject to Section 2.5, Section 3.2(a) of the Credit Agreement is hereby amended by deleting the references therein to “December 31, 2017” and replacing each such reference with “December 31, 2016”.

2.4	Financing Mandatory Prepayment

Subject to Section 2.5, Section 3.5 of the Credit Agreement is hereby amended by deleting the reference therein to “January 31, 2017” and replacing it with “March 31, 2017”.

2.5	Conditions Precedent

This Agreement shall not become effective until the Agent shall have received all necessary consents and other approvals as may be required under the Liberty Intercreditor Agreement, in the Agent’s sole discretion. Notwithstanding the foregoing, Sections 2.1, 2.2, 2.3, 2.4 and 3.1 shall not become effective until the Borrower has delivered to the Agent on or before January 13, 2017 a fully executed amendment or modification to the Liberty Credit Agreement which shall include amendments to the terms of the Liberty Facility substantially the same as those contained Sections 2.1, 2.2 and 3.1 hereof.

ARTICLE 3
WAIVER

3.1	Waiver

The Majority Lenders hereby waive the requirement set out in Section 7.1(k)(i) of the Credit Agreement for the Borrower to maintain at all times Working Capital in excess of $5,000,000 until February 15, 2017. The waiver set forth in this Section 3.1 shall not be deemed to be a consent, waiver or modification of any other term or condition of the Credit Agreement and shall not prejudice any right or rights which the Finance Parties may now have or may have in the future in respect of any agreement, term or condition under or in connection with the Credit Agreement and shall not in any way constitute a waiver of any Default or Event of Default under the Credit Agreement, and the Finance Parties expressly reserve all of their existing and future rights under the Credit Agreement arising in respect of any Default or Event of Default.

First Amended and Restated Credit Agreement Modification Agreement

ARTICLE 4
LOAN AMENDMENT FEE

4.1	Loan Amendment Fee

In consideration for the accommodations made by the Lenders pursuant to this Agreement, the Borrower will pay to the Lenders an amount equal to one percent (1%) of the outstanding principal amount of the Facility as at the date of this Agreement (the “Principal Amount”), payable in Common Shares issued at a deemed price equal to the volume weighted average trading price of the Common Shares on the TSX for the 10 trading days immediately prior to the date of this Agreement, less a ten percent (10%) discount (the “Amendment Fee Shares”). In connection with the determination of the number of Amendment Fee Shares to be issued, the Principal Amount shall be converted into Canadian dollars using the Bank of Canada noon spot rate for the purchase of Canadian dollars on the first Business Day immediately preceding the date of this Agreement. The Amendment Fee Shares will be issued within three Business Days after the Borrower’s receipt of the conditional approval of the TSX and the approval of the NYSE MKT for the listing of the Amendment Fee Shares on the respective exchange (together, the “Regulatory Approvals”), whichever occurs later, subject to compliance with Applicable Law. The Amendment Fee Shares shall be registered as set forth in the written direction delivered to the Borrower concurrently with this Agreement and shall be subject to a maximum hold period under Applicable Securities Legislation in Canada of four months and one day from their date of issue, subject to the conditions prescribed under Applicable Securities Legislation. If for any reason the Borrower is unable to obtain the Regulatory Approvals or does not issue the Amendment Fee Shares by January 27, 2017 or either the TSX or the NYSE MKT advises the Borrower that it will not approve the listing of the Amendment Fee Shares (as applicable, the “Issuance Deadline”), the Borrower shall, in lieu of issuing the Amendment Fee Shares and in full satisfaction of the obligations set forth in this Section 4.1, pay to the Agent on behalf of the Lenders in cash an amount equal to one percent (1%) of the Principal Amount within two Business Days after the Issuance Deadline. If eligible for legend removal under Rule 144(b)(1), at the request of any holder of such securities, the Borrower covenants and agrees to use reasonable commercial efforts to arrange for the prompt removal of the U.S. legend referred to in Section (i) of the U.S. Lender’s or Participant’s Certificate attached as Schedule C hereto from the share certificates representing the Amendment Fee Shares issued to Resource Income Partners Limited Partnership, Natural Resource Income Investing Limited Partnership and Sprott Private Resource Lending (M), L.P., including the provision of legal opinions and such other steps and documents as may be necessary, provided always that the Borrower shall have no obligation to facilitate the removal of a resale legend attached to the Amendment Fee Shares if such removal would require the preparation or filing of any prospectus, registration statement or similar document under any Applicable Securities Legislation or would otherwise violate any Applicable Securities Legislation.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES, NO DEFAULT OR EVENT OF DEFAULT

5.1	Representations and Warranties

The Credit Parties hereby restate the representations and warranties set out in Section 6.1 of the Credit Agreement, as amended hereby, effective as of the date hereof.

First Amended and Restated Credit Agreement Modification Agreement

5.2	No Default or Event of Default

The Borrower hereby confirms that as of the date of this Agreement no Default or Event of Default under the Credit Agreement, after giving effect to this Agreement, has occurred and is continuing.

5.3	Lenders’ Securities Law Matters

Sprott Resource Lending Partnership acknowledges that the Amendment Fee Shares are intended to be issued to all persons other than Resource Income Partners Limited Partnership, Natural Resource Income Investing Limited Partnership and Sprott Private Resource Lending (M), L.P. (collectively, the “US Lenders”) in compliance with the exclusion from registration requirements provided by Category 2 of Rule 903 under the U.S. Securities Act, and that Sprott Resource Lending Partnership may be deemed a “distributor” as defined in Rule 902 under the U.S. Securities Act, with respect to the offer and sale of the Amendment Fee Shares. It represents and warrants to the Borrower that (a) it has not offered or solicited offers to participate in the Facility or to receive any Amendment Fee Shares using any general solicitation or general advertising (within the meaning of Rule 502 under the U.S. Securities Act) or taken any action that would cause the exemptions provided by Rule 506(b) or Rule 903 thereunder to be unavailable for the issuance of the Amendment Fee Shares, including any solicitation, offer or sale in the United States or to, or for the account or benefit of, a U.S. person (as defined in Rule 902 under the U.S. Securities Act), with respect to the Amendment Fee Shares to be issued to persons other than the US Lenders, nor will it do so, (b) it has not received and will not receive any commission or other remuneration, directly or indirectly, in respect of the participation of the US Lenders in the transactions contemplated hereby, (c) all offers and sales of the Amendment Fee Shares prior to the expiration of the distribution compliance period specified in Category 2 of Rule 903 under the U.S. Securities Act have been and shall be made only in accordance with the provisions of Rules 903 or 904 under the U.S. Securities Act, pursuant to registration of the Amendment Fee Shares under the U.S. Securities Act, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act (and shall include the notifications with respect thereof required by the definition of “offering restrictions” contained in Rule 902 under the U.S. Securities Act), and (d) it has not offered or sold and will not offer or sell any of the Amendment Fee Shares during the applicable distribution compliance period under Category 2 of Rule 903 under the U.S. Securities Act to a “distributor” as defined in Rule 902 under the U.S. Securities Act, a “dealer” as defined in Section 2(a)(12) of the U.S. Securities Act, or a person receiving a selling concession, fee or other remuneration in respect of the securities sold, without sending a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

Each Lender other than Sprott Resource Lending Partnership represents and warrants to the Borrower that it has not offered or solicited offers to participate in the Facility or to receive any Amendment Fee Shares.

Each of the US Lenders represents and warrants to the Borrower that it has completed and delivered to the Borrower concurrently herewith a U.S. Lender’s or Participant’s Certificate in the form attached as Schedule C.

Each other Lender represents and warrants to the Borrower that it has completed and delivered to the Borrower concurrently herewith a Non-U.S. Lender’s or Participant’s Certificate in the form attached as Schedule B (including and if each other Lender is an individual, a completed and signed Form 45-106F9 under National Instrument 45-106 Prospectus Exemptions). In addition, each other person receiving Amendment Fee Shares, as directed by the Agent on behalf of the Lenders, has completed and delivered to the Borrower concurrently herewith a Non-U.S. Lender’s or Participant’s Certificate in the form attached as Schedule B.

Each Lender represents and warrants to the Borrower as of the date hereof and as of the date of the issuance of the Amendment Fee Shares that in respect of its own Non-U.S. Lender’s or Participant’s Certificate or U.S. Lender’s or Participant’s Certificate, as the case may be, the representations, warranties and covenants set forth therein are true and correct.

The right to receive Amendment Fee Shares is non-transferable.

First Amended and Restated Credit Agreement Modification Agreement

ARTICLE 6
GUARANTOR ACKNOWLEDGEMENT

6.1	Guarantor Acknowledgement

The Guarantor hereby acknowledges and confirms that its guarantee executed on February 13, 2015 in favour of the Agent on behalf of the Finance Parties, under which the Guarantor guaranteed all obligations of the Borrower to the Finance Parties under or in respect of the Facility, is continuing and is in full force and effect, notwithstanding the amendments to the Credit Agreement effected hereby.

ARTICLE 7
MISCELLANEOUS

7.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Credit Agreement.

7.2	Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and (ii) each reference in the other Facility Documents to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended, modified, supplemented, restated or replaced from time to time. The Credit Agreement, as amended, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

7.3	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

7.4	Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this Agreement shall prevail and be paramount.

7.5	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

First Amended and Restated Credit Agreement Modification Agreement

7.6	Entire Agreement

This Agreement amends and modifies the Credit Agreement and together with it and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

7.7	Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

[signature pages follow]

First Amended and Restated Credit Agreement Modification Agreement

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers duly authorized on their behalf on the date first above written.

PLATINUM GROUP METALS LTD.

Per:	/Signed/
Authorized Signatory
Per:	/Signed/
Authorized Signatory

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

First Amended and Restated Credit Agreement Modification Agreement

SPROTT RESOURCE LENDING
PARTNERSHIP, as Agent,
by its managing partner,
Sprott Lending Consulting L.P.,
by its general partner,
Sprott Lending Consulting GP Inc.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, as Lender,
by its managing partner,
Sprott Lending Consulting L.P.,
by its general partner,
Sprott Lending Consulting GP Inc.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

First Amended and Restated Credit Agreement Modification Agreement

RESOURCE INCOME PARTNERS LIMITED
PARTNERSHIP, by its general partner,
Resource Capital Investment Corp.

Per:	/Signed/
Authorized Signatory

NATURAL RESOURCE INCOME INVESTING
LIMITED PARTNERSHIP, by its
general partner, Resource Capital Investment Corp.

Per:	/Signed/
Authorized Signatory

First Amended and Restated Credit Agreement Modification Agreement

SPROTT PRIVATE RESOURCE LENDING (M), L.P.,
by its managing partner,
Sprott Resource Lending Corp.

Per:	/Signed/
Authorized Signatory

First Amended and Restated Credit Agreement Modification Agreement

SCHEDULE A
PLANNED PRODUCTION

Net Planned Payable Metal Production

(net of recovery and refinery discount)

Planned Production 4E Ozs (Pt, Pd, Rh, Au)
February 2017	2,756
March 2017	5,084
April 2017	5,949
May 2017	7,106
June 2017	8,652
July 2017	10,257
August 2017	11,161
September 2017	12,245
October 2017	11,868
November 2017	12,609
December 2017	12,839
January 2018	13,146
February 2018	13,889
March 2018	13,849
April 2018	14,033
May 2018	14,295
June 2018	13,693
July 2018	14,030
August 2018	13,760
September 2018	13,673
October 2018	13,390
November 2018	13,274
December 2018	12,687

First Amended and Restated Credit Agreement Modification Agreement

SCHEDULE B
NON-U.S. LENDER’S OR PARTICIPANT’S CERTIFICATE

To:	Platinum Group Metals Ltd.
550 Burrard Street, Suite 788
Vancouver, British Columbia V6C 2B5

Re:	Amended and Restated Credit Agreement dated as of October 11, 2016, as amended

In connection with the Amended and Restated Credit Agreement (the “Credit Agreement”) dated as of October 11, 2016 between Platinum Group Metals Ltd. (the “Company”) as borrower, Platinum Group Metals (RSA) Proprietary Limited. as guarantor, Sprott Resource Lending Partnership as agent, and certain lenders party thereto, as lenders, as amended by a first amended and restated credit agreement modification agreement dated as of January 13, 2017, the undersigned will receive certain common shares in the capital of the Company (the “Securities”). In connection therewith, we hereby represent, warrant, covenant and agree as of the date hereof and as of the date of each issuance of Securities that:

a)

We are not, and are not acquiring the Securities for the account or benefit of, a person in the United States or a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”));

b)

We have not been offered the Securities in the United States and have not executed or delivered the Credit Agreement or any participation agreement or other buy order for Securities in the United States;

c)	The current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act;

d)

We are acquiring the Securities as principal for our own account, and the Securities are being acquired for investment purposes only, and not for the account or benefit of any other person or with the intention to distribute either directly or indirectly any of the Securities in the United States, except in compliance with the U.S. Securities Act;

e)

We are not a distributor (as defined in Regulation S under the U.S. Securities Act), a dealer (as defined in Section 2(a)(12) of the U.S. Securities Act), or a person receiving a selling concession in respect of the Securities; [NTD: this subsection (e) is to be deleted for Sprott Resource Lending Partnership]

f)

The Securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and the Company has no obligation or present intention to file a registration statement under the U.S. Securities Act with respect to the Securities; and

g)

We are an “accredited investor” as such term is defined in National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”) (specifically, under subsection (____) of the definition of “accredited investor” set out in Section 1.1 of NI 45- 106) and we were not created or used solely to purchase or hold the Securities as an accredited investor as described in Section 2.3(5) of NI 45-106 and, if you are an individual relying on category (j), (k) or (l) of the definition of “accredited investor” set out in Section 1.1 of NI 45-106, complete, sign and return a Form 45-106F9 – Form for Individual Accredited Investors;”.

Sincerely,

Signature

First Amended and Restated Credit Agreement Modification Agreement

Lender or Participant name

Name and title of signatory

Date

Address

First Amended and Restated Credit Agreement Modification Agreement

SCHEDULE C
U.S. LENDER’S OR PARTICIPANT’S CERTIFICATE

To:	Platinum Group Metals Ltd.
550 Burrard Street, Suite 788
Vancouver, British Columbia V6C 2B5

Re:	Amended and Restated Credit Agreement dated as of October 11, 2016, as amended

In connection with the Amended and Restated Credit Agreement (the “Credit Agreement”) dated as of October 11, 2016 between Platinum Group Metals Ltd. (the “Company”) as borrower, Platinum Group Metals (RSA) Proprietary Limited. as guarantor, Sprott Resource Lending Partnership as agent, and certain lenders party thereto, as lenders, as amended by a first amended and restated credit agreement modification agreement dated as of January 13, 2017, the undersigned will receive certain common shares in the capital of the Company (the “Securities”). In connection therewith, we hereby represent, warrant, covenant and agree as of the date hereof and as of the date of each issuance of Securities that:

(a)

We have such knowledge, skill and experience in financial, investment and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and we are able to bear the economic risk of loss of our entire investment. To the extent necessary, we have retained, at our own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of the Credit Agreement and owning the Securities.

(b)

The Company has provided us with the opportunity to ask questions and receive answers concerning the terms and conditions of the Credit Agreement, and we have had access to such information concerning the Company as we have considered necessary or appropriate in connection with our investment decision to acquire the Securities, including access to the Company’s public filings available on the Internet at www.sedar.com and www.sec.gov, and that any answers to questions and any request for information have been complied with to our satisfaction.

(c)

We are acquiring the Securities as principal for our own account, and the Securities are being acquired for investment purposes only and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws.

(d)	We received and accepted the offer to acquire the Securities in the jurisdiction indicated on the signature page hereto.

(e)

We understand (i) the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States and will be “restricted securities”, as defined in Rule 144 under the U.S. Securities Act; (ii) the issuance of the Securities pursuant to the Credit Agreement is being made in reliance on an exemption from such registration requirements; and (iii) subject to certain exceptions provided under the U.S. Securities Act, the Securities may not be transferred unless such Securities are registered under the U.S. Securities Act and applicable state securities laws, or unless an exemption from such registration requirements is available.

(f)	We are an “accredited investor” as defined in Rule 501 of Regulation D of the U.S. Securities Act by virtue of meeting the criteria indicated below (check all that apply):

1. Initials ________	A bank, as defined in Section 3(a)(2) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or
2. Initials ________	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or
3. Initials ________	A broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; or
4. Initials ________	An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act;or

First Amended and Restated Credit Agreement Modification Agreement

5. Initials ________	An investment company registered under the United States Investment Company Act of 1940; or
6. Initials ________	A business development company as defined in Section 2(a)(48) of the United States Investment Company Act of 1940; or
7. Initials ________	A small business investment company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958; or
8. Initials ________

A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit its employees, with total assets in excess of US$5,000,000; or

9. Initials ________

An employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, with investment decisions made solely by persons who are accredited investors; or

10. Initials ________	A private business development company as defined in Section 202(a)(22) of United States Investment Advisers Act of 1940; or
11. Initials ________

An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Securities offered, with total assets in excess of US$5,000,000; or

12. Initials ________	Any director or executive officer of the Company; or
13. Initials ________

A natural person whose individual net worth, or joint net worth, with that person’s spouse exceeds US$1,000,000, excluding the value of his or her primary residence, and excluding as a liability any indebtedness secured by the primary residence, up to the fair market value of the primary residence at the time of sale of securities (except that if the amount of such indebtedness outstanding the time of purchase exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount such excess shall be included as a liability); and, including the indebtedness secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of purchase; or

14. Initials ________

A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation reaching the same income level in the current year; or

15. Initials ________

A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Securities offered, whose purchase is directed by sophisticated person as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

16. Initials ________	Any entity in which all of the equity owners meet the requirements of at least one of the above categories.

(g)

We have not acquired the Securities as a result of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or other form of telecommunications, including electronic display, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

First Amended and Restated Credit Agreement Modification Agreement

(h)	If we decide to offer, sell or otherwise transfer any of the Securities, we will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

(i)           the sale is to the Company;

(ii)            the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the U.S. Securities Act (“Regulation S”) and in compliance with applicable local laws and regulations;

(iii)            the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or “blue sky” laws; or

(iv)            the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and prior to such sale we have furnished to the Company an opinion of counsel, of recognized standing reasonably satisfactory to the Company stating that such transaction is exempt from registration under applicable securities laws.

(i)

The certificates representing the Securities, as well as all certificates issued in exchange for or in substitution of the Securities, until such time as is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws, will bear, on the face of such certificate, the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. THE PRESENCE OF THIS LEGEND MAY IMPAIR THE ABILITY OF THE HOLDER HEREOF TO EFFECT “GOOD DELIVERY” OF THE SECURITIES REPRESENTED HEREBY ON A CANADIAN STOCK EXCHANGE.”

provided, that if any Securities are being sold outside the United States in compliance with the requirements of Regulation S, the legend above may be removed by providing a declaration, or such other evidence as the Company and its transfer agent may from time to time prescribe, to the effect that such sale is being made in compliance with Rule 903 or Rule 904 of Regulation S; and provided further, that if any Securities are being sold otherwise than in accordance with Regulation S and other than to the Company, the legend may be removed by delivery to the registrar and transfer agent and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(j)	We understand that the Company is not obligated to make Rule 144 under the U.S. Securities Act available for resales of the Securities.

(k)

We consent to the Company making a notation on its records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfer set forth and described in this letter and the Credit Agreement.

First Amended and Restated Credit Agreement Modification Agreement

(l)

We understand and agree that there may be material tax consequences to us of an acquisition or disposition of any of the Securities. The Company gives no opinion and makes no representation with respect to the tax consequences to us under United States, state, local or foreign tax law of our acquisition or disposition of such Securities; in particular, no determination has been made whether the Company will be a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code.

(m)	We understand and acknowledge that the Company is incorporated outside the United States and its properties are located outside the United States.

(n)

We understand and agree that the financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and therefore may be materially different from financial statements prepared under U.S. generally accepted accounting principles and therefore may not be comparable to financial statements of United States companies.

(o)

We are an “accredited investor” as such term is defined in National Instrument 45 106 Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”) (specifically, under subsection (____) of the definition of “accredited investor” set out in Section 1.1 of NI 45-106) and we were not created or used solely to purchase or hold the Securities as an accredited investor as described in Section 2.3(5) of NI 45-106.

Sincerely,

Signature

Lender or Participant name

Name and title of signatory

Date

Address

First Amended and Restated Credit Agreement Modification Agreement